KONARED CORPORATION
2829 Ala Kalanikaumaka St., Suite F-133
Koloa, HI 96756

May 5, 2014

VIA EDGAR

Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, DC 20549
USA

Attention:	John Reynolds
Assistant Director

Dear Sirs:
	Re:	KonaRed Corporation (the "Company")
Amendment No. 1 to Registration Statement on Form S-1
Filed April 22, 2014
File No. 333-194742

Thank you for your letter of May 1, 2014 in regard to the Registration Statement on Form S-1 filed by the Company on March 21, 2014; and amended through filing of a Form S-1/A Amendment No. 1 on April 22, 2014. The Company's responses are numbered in a manner that corresponds with your comments as set out in your letter of May l, 2014. Please also find enclosed a blackline (the "Blackline") indicating the applicable amendments to the Form S-1, as included in our Amendment No. 2 in response to your comments.

General

1.              Please include the file number, the date filed, and the amendment number on the registration statement cover page.

In response to your comment, we have added the requested information to the registration statement cover page.

Risks Related to the Offering, page 14

The sale or issuance of our common stock to Lincoln Park may cause dilution..., page 14

2.              We note your response to prior comment 5 in our letter dated April 15, 2014. However, rather than describing the "beneficial effect" of increasing tangible book value, the "positive contribution created by maximum sale," and the anti-dilutive effect on the tangible book value of shares held by existing shareholders, please describe the dilutive effects to public investors who purchase the shares from the underwriter and include the dilution in net tangible book value per share to purchasers in the table on page 16.

In response to your comment, we have amended the referenced information as follows:

Previous text:

"...

Existing Shareholders' Financial Position Based on Decreases from April 15, 2014 Share Price of $0.63
Recent share price		$0.63	$0.63	$0.63	$0.63
Minimum low trade price on day of share sale		$0.35	$0.35	$0.35	$0.35
Negative variance		n/c	(25)%	(50)%	(75)%
Adjusted share price (based where applicable on the average trailing price formula)	$	n/c	$0.47	$0.32	$0.16
Maximum number of shares sold		7,860,101	7,860,101	7,860,101	7,860,101
Maximum sale Proceeds at share price level		$4,951,864	$3,694,247	$2,515,232	$1,257,616
Total shares outstanding prior to sale		75,057,576	75,057,576	75,057,576	75,057,576
Total shares outstanding after maximum sale*		83,135,859	83,135,859	83,135,859	83,135,859
Book value of Company at December 31, 2013		$363,478	$363,478	$363,478	$363,478
Book value of Company after maximum sale		$5,315,342	$4,057,725	$2,878,710	$1,621,094
Net tangible book value per share prior to maximum sale		$0.0048	$0.0048	$0.0048	$0.0048
Per share book value positive contribution created by maximum sale		$0.0596	$0.0444	$0303	$0.0151
Net tangible book value per share after maximum sale		$0.0639	$0.0488	$0346	$0.0195

*(Total shares outstanding after maximum sale includes both the 7,860,101 shares sold to Lincoln Park, plus the 218,182 maximum number of commitment shares which would be issued to Lincoln Park)

Summary: At the recent share price of $0.63 per share, we would be able to sell up to 7,860,101 shares at a price of $0.63 per share which would have the beneficial effect of increasing our tangible book value per share by $0.0596 per share. If our share price fell by 25% to $0.47 per share, we would be able to sell up to 7,860,101 shares at a price of $0.47 per share which would have the beneficial effect of increasing our tangible book value per share by $0.0444 per share. If our share price fell by 50% and this created an average trailing share price of $0.32 per share, we would be able to sell up to 7,860,101 shares at a price of $0.32 per share which would have the beneficial effect of increasing our tangible book value per share by $0.0303 per share. If our share price fell by 75% and this created an average trailing share price of $0.16 per share, we would be able to sell up to 7,860,101 shares at a price of $0.16 per share which would have the beneficial effect of increasing our tangible book value per share by $0.0151 per share. Under all these scenarios, the contemplated shares sales would have an anti-dilutive effect on the tangible book value of shares held by existing shareholders. Our share price, based on the trailing sale price formula, would have to fall below $0.0048 per share in order for negative dilution to occur for shareholders who purchased shares prior to any purchases by Lincoln Park."

Updated text:

"...

If you invest in our common stock in this offering, your ownership will be diluted to the extent of the difference between the offering price per share and the pro forma net tangible book value per share as adjusted to give effect to this offering. Dilution results from the fact that the per share offering price the common stock in this offering is substantially in excess of the book value per share attributable to the shares of common stock held by existing shareholders. The following table shows how the maximum sale of shares under this offering would affect pro forma net tangible book value dilution, based on a series of share price levels:

Purchaser Dilution Based on Range of Stock Price Decreases from May 1, 2014 Share Price of $0.62
Recent share price	$0.62	$0.62	$0.62	$0.62
Minimum low trade price on day of share sale	$0.35	$0.35	$0.35	$0.35
Negative variance	n/c	(25)%	(50)%	(75)%
Adjusted share sale price (based where applicable on the average trailing price formula)	$0.62	$0.47	$0.31	$0.16
Maximum number of shares sold	7,860,101	7,860,101	7,860,101	7,860,101
Total shares outstanding prior to sale	75,057,576	75,057,576	75,057,576	75,057,576
Total shares outstanding after maximum sale*	83,135,859	83,135,859	83,135,859	83,135,859
Contribution to book value by purchasing shareholders based on sale of maximum number of shares at particular share price level	$4,873,263	$3,694,247	$2,436,631	$1,257,616
Book value of Company at December 31, 2013	363,748	$363,748	$363,748	$363,748
Pro forma book value after maximum sale	$5,237,011	$4,057,995	$2,800,379	$1,621,364
Pro forma per share book value contribution attributable to purchasing shareholders based on maximum number of shares sold at particular share price level	$0.05	$0.04	$0.02	$0.01
Net tangible book value per share prior to maximum sale	$0.01	$0.01	$0.01	$0.01
Pro forma net tangible book value per share after giving effect to maximum share sale	$0.06	$0.05	$0.03	$0.02
PURCHASER DILUTION PER SHARE	$(0.56)	$(0.42)	$(0.28)	$(0.14)

*(Total shares outstanding after maximum sale includes both the 7,860,101 shares sold to Lincoln Park, plus the 218,182 maximum number of commitment shares which would be issued to Lincoln Park)

< summary deleted > "

Use of Proceeds, page 17

3.              Please disclose the net proceeds you expect to receive from Lincoln Park based on the amount registered and your most recent share price.

In response to your comment, we have amended the referenced information as follows:

Previous text:

" ...

Since proceeds and many other tangible and intangible factors regarding acceptance of our products by consumers and our ability to execute our business plan.

..."

Updated text:

..."

Since proceeds and many other tangible and intangible factors regarding acceptance of our products by consumers and our ability to execute our business plan. If we were to sell the 7,860,101 shares to Lincoln Park included the Purchase Agreement at our closing market price $0.62 as of May 1, 2014, the net offering proceeds we would receive would be $4,873,263.

..."

Dilution, page 18

4.              The amount of $0.0048 reflecting dilution in net tangible book value per share to purchasers appears incorrect and does not reconcile with your description in the second paragraph. Please revise.

In response to your comment, we have amended the referenced information as follows:

Previous text:

"If you purchase shares of our common stock offered under this prospectus, your interest will be diluted immediately to the extent of the difference between the offering price per share of our common stock and the pro forma net tangible book value per share of our common stock after this offering. Net tangible book value per share is the amount that results from subtracting total liabilities from total assets and then dividing by total shares outstanding. As of April 15, 2014, our net tangible book value per share is $0.0048 based on current shares outstanding of 75,057,576 and assets of $640,705 and liabilities of $276,957 as reported in our latest audited financial statements for the year ended December 31, 2013.

Net tangible book value (deficit) dilution per share represents the difference between the amount per share of common stock paid by the purchasers who purchase shares of our common stock offered under this prospectus and the pro forma net tangible book value (deficit) per share in common stock immediately after purchase of shares of our common stock offered under this prospectus.

When using current shares outstanding of 75,057,576 and after giving effect to our sale of up to 7,860,101 shares of common stock to Lincoln Park at a purchase price of $0.63 per share, being the last reported sale price of our common stock as reported on the OTC Bulletin Board on April 15, 2014; and issuance of the 218,182 commitment shares, our pro forma net tangible book value as of December 31, 2013 would have been $0.0639 per share. This is based on: (i) total liabilities of $276,957; (ii) adjusted total assets of $5,592,569, which includes incoming cash of $4,951,864 from share sales to Lincoln Park; and (iii) adjusted shares outstanding of 83,917,677, based on 75,057,576 shares outstanding on April 15, 2014 plus issuance of 7,860,101 shares to Lincoln Park plus the 218,182 commitment shares. This represents an immediate increase of net tangible book value of $0.0596 per share to our existing stockholders and an immediate dilution in net tangible book value of $0.0048 per share to purchasers of shares of our common stock under this prospectus. The following table illustrates this per share dilution:

The following table illustrates this per share dilution:

Offering price per share (using the last reported sale price of our common stock on April 15, 2014)	$0.63
Net tangible book value per share as of December 31, 2013	$0.0048
Increase in net tangible book value per share attributable to this offering	$0.0596
Pro forma net tangible book value per share after this offering	$0.0639
Dilution in net tangible book value per share to purchasers	$0.0048

Lincoln Park may sell shares of our common stock at fixed prices, at prevailing market prices at the time of sale, at varying prices or at negotiated prices. The price that the purchasers of our common stock offered under this prospectus will pay for the shares sold by Lincoln Park will likely be higher than the price Lincoln Park paid for the shares. Accordingly, the amount of dilution to such purchasers may be significantly higher."

Updated text:

"If you purchase shares of our common stock... As of May 1, 2014, our net tangible book value per share is $0.01 based on current shares outstanding of 75,057,576 and assets of $640,705 and liabilities of $276,957 as reported in our latest audited financial statements for the year ended December 31, 2013.

...

When using current shares outstanding of 75,057,576 and after giving effect to our sale of up to 7,860,101 shares of common stock to Lincoln Park at a purchase price of $0.62 per share, being the closing trade price of our common stock as reported on the OTC Bulletin Board on May 1, 2014; and issuance of the 218,182 commitment shares, our pro forma net tangible book value as of December 31, 2013 would have been $0.06 per share. This is based on: (i) total liabilities of $276,957; (ii) adjusted total assets of $5,513,968, which includes incoming cash of $4,873,263 from share sales to Lincoln Park, plus $640,705 of assets as of December 31, 2013; and (iii) adjusted shares outstanding of 83,135,859, based on 75,057,576 shares outstanding on April 15, 2014 plus issuance of 7,860,101 shares to Lincoln Park plus the 218,182 commitment shares. This represents an immediate increase of net tangible book value of $0.05 per share to our existing stockholders and an immediate dilution of $(0.56) per share to purchasers of shares of our common stock under this prospectus. The following table illustrates this per share dilution:

The following table illustrates this per share dilution:

Offering price per share (using the last reported sale price of our common stock on May 1, 2014)	$0.62
Net tangible book value per share as of December 31, 2013	$0.01
Increase in net tangible book value per share attributable to this offering	$0.05
Pro forma net tangible book value per share after this offering	$0.06
Dilution per share to purchasers	$(0.56)

..."

Liquidity and Capital Resources, page 68

The sale or issuance of our common stock to Lincoln Park . . ., page 13

5.              We note that in response to prior comment 4 you added projections regarding increased sales revenues and positive gross margin. Please provide the basis, including your assumptions, for these statements or revise. See Item 10(b) of Regulation S-K.

In response to your request, we have deleted the disclosure containing projections regarding increased sales revenues and positive gross margin. The amended text follows:

"Previous text:

Our primary requirement for additional capital is to invest in manufacturing of inventory which we will then sell through the expanded distribution channels we are developing. Additionally, we plan to expand our advertising and marketing initiatives and project we will need to hire additional management, warehouse and administrative staff; and may need to expand our warehouse facilities. During the period of 2014 to 2016 we project our capital plan will be achieved via equity sales and positive gross margin contribution achieved by increased product sales. We currently project that in 2017 forward we will be able to meet our present capital projections from increased sales revenues which produce positive gross margin. Our capital plan is flexible and we can reduce planned future discretionary expenditures and investments if our capital raising efforts during a particular period do not meet targets. We estimate our capital requirements can be largely fulfilled via the Purchase Agreement and that the budgeted total funding level of $12 million is an appropriate target. It is our expectation that our share price should appreciate over the coming years if we are successful in executing our business plans and will provide us with the opportunity to fully drawdown the $12 million equity line. However, in the event that our share price does not sustain a level which would allow us to fully drawdown the entire amount of the $12 million equity line, given the number of shares currently registered in the registration statement, the company may seek to register additional shares of our common stock for sale to Lincoln Park under the Purchase Agreement in one or more additional registration statements that may be filed with the SEC in the future. Our ability to register additional shares of common stock for sales to Lincoln Park under the Purchase Agreement, would enable us to draw down the full commitment under the Purchase Agreement if a shortfall should occur due to a low share price level."

Updated text:

"Our capital plan is flexible and we can reduce planned future discretionary expenditures and investments if our capital raising efforts during a particular period do not meet targets. It is our expectation that our share price should appreciate over the coming years if we are successful in executing our business plans and will provide us with the opportunity to fully drawdown the $12 million equity line. However, in the event that our share price does not sustain a level which would allow us to fully drawdown the entire amount of the $12 million equity line, given the number of shares currently registered in the registration statement, the company may seek to register additional shares of our common stock for sale to Lincoln Park under the Purchase Agreement in one or more additional registration statements that may be filed with the SEC in the future. Our ability to register additional shares of common stock for sales to Lincoln Park under the Purchase Agreement, would enable us to draw down the full commitment under the Purchase Agreement if a shortfall should occur due to a low share price level."

Should you have any questions, please do not hesitate to contact the Company's legal counsel: Clark Wilson LLP, Attn: Craig V. Rollins, at (604) 891-7785; or John Dawe our Chief Financial Officer, at (604) 939-2444.

Yours truly,

KONARED CORPORATION

/s/ Shaun Roberts
Shaun Roberts
Chief Executive Officer and a Director